Exhibit 99.1

TWG Announces Receipt of Nasdaq Minimum Bid Price Notification

Lille, Oct. 6, 2026 (Global Newswire) – Top Wealth Group Holding Limited (NASDAQ: TWG)(“Top Wealth” or the “Company”), today announced it received a notification letter dated October 2, 2026 from The Nasdaq Stock Market LLC (“Nasdaq”), indicating that the Company is not in compliance with the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2) for continued listing on the Nasdaq Capital Market.

According to the letter, the closing bid price of the Company’s listed securities was below US$1.00 per share for the last 30 consecutive business days, i.e. from August 20, 2026 to October 1, 2026.

The notice has no immediate effect on the Company’s listing or the trading of its securities on Nasdaq. Under Nasdaq Listing Rule 5810(c)(3)(A), the Company has a 180-calendar day compliance period, or until March 31, 2027, to regain compliance. If at any time during this period the closing bid price of the Company’s securities is at least US$1.00 for a minimum of 10 consecutive business days, Nasdaq will provide written confirmation that the Company has regained compliance with the bid price requirement.

If the Company does not regain compliance by the end of the initial compliance period, it may be eligible for an additional 180-calendar-day extension, subject to meeting the continued listing standards for market value of publicly held shares and all other applicable requirements for initial listing on the Nasdaq Capital Market (excluding the bid price requirement). In that case, the Company must also provide written notice of its intention to cure the deficiency, including through a potential reverse stock split if necessary.

The Company intends to monitor the closing bid price of its securities and will consider all available options to regain compliance within the applicable grace periods.

About Top Wealth Group Holding Limited

Top Wealth Group Holding Limited is a holding company incorporated in the Cayman Islands, with all operations carried out through its operating subsidiary in Hong Kong, Top Wealth Group (International) Limited. The Company specializes in supplying premium-class sturgeon caviar, and its caviar and caviar products are endorsed with the Convention on International Trade in Endangered Species of Wild Fauna and Flora (“CITES”) permits. The Company supplies caviar to customers under customer brand labels (i.e. private labeling), and also sells under its own brand, “Imperial Cristal Caviar,” which has continuously achieved significant sales growth since its launch.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in verbal statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about the Company’s beliefs and expectations, are forward-looking statements. Forward looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this press release is as of the date of the press release, and the Company undertakes no duty to update such information, except as required under applicable law.

For more information, please contact:

Top Wealth Group Holding Limited

Investor Relations

Email: ir@topwealth.cc